UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

The RLJ Companies, LLC

3 Bethesda Metro Center

Suite 1000

Bethesda, MD 20814

Attn. H. Van Sinclair

(301) 280-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 8

1	NAMES OF REPORTING PERSONS
RLJ SPAC Acquisition, LLC

2	Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐
PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

☐

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		170 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-0-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		170 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
170 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒ (2)
CERTAIN SHARES (see instructions) (See Item 5 below)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
17% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
OO

(1) Pursuant to that certain Agreement and Plan of Merger, dated as of July 29, 2018 (the “Merger Agreement”), by and among RLJ Entertainment, Inc. (the “Issuer”), AMC Networks Inc., a Delaware corporation (“AMC”), Digital Entertainment Holdings LLC, a Delaware limited company (“DEH”), and River Merger Sub Inc., a Nevada corporation (“Merger Sub”), on October 31, 2018, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH (the “Merger”). At the effective time of the Merger (the “Effective Time), all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time ceased to be outstanding and were cancelled without any payment of consideration therefor. Also at the Effective Time, the Issuer amended and restated its articles of incorporation such that the total number of authorized shares of the common stock, par value $0.001 per share (the “Common Stock”), of the Issuer is 1,000 shares. RLJ SPAC Acquisition, LLC, a Delaware limited liability company (“RLJ SPAC”) owns 17% of the membership interests of DEH pursuant to the contribution described in note (2) below. These figures are based on the 17% of the 1,000 shares of Common Stock of the Issuer beneficially

SCHEDULE 13D

CUSIP No.	Page 3 of 8

owned indirectly through DEH. The Common Stock ceased trading on the NASDAQ Capital Market upon the close of trading on October 31, 2018 and became eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2) Also on October 31, 2018, pursuant to that certain Contribution Agreement, dated as of July 29, 2018 (the “Contribution Agreement”), by and among Robert L. Johnson, The RLJ Companies, LLC, RLJ SPAC, DEH and AMC Digital Entertainment Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of AMC (“AMC DE”), immediately prior to the Effective Time, DEH issued to RLJ SPAC 17% of the membership interests of DEH. These figures do not include the 83% of the 1,000 shares of Common Stock of the Issuer beneficially owned by AMC through AMC DE’s membership interest in DEH.

SCHEDULE 13D

CUSIP No.	Page 4 of 8

1		NAMES OF REPORTING PERSONS
The RLJ Companies, LLC
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		170 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-0-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		170 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
170 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒ (2)
CERTAIN SHARES (see instructions) (See Item 5 below)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
17% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
OO

(1)  Pursuant to the Merger Agreement, on October 31, 2018, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH. At the Effective Time, all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time ceased to be outstanding and were cancelled without any payment of consideration therefor. Also at the Effective Time, the Issuer amended and restated its articles of incorporation such that the total number of authorized shares of the Common Stock of the Issuer is 1,000 shares. RLJ SPAC owns 17% of the membership interests of DEH pursuant to the contribution described in note (2) below. These figures are based on the 17% of the 1,000 shares of Common Stock of the Issuer beneficially owned indirectly through DEH. The Common Stock ceased trading on the NASDAQ Capital Market upon the close of trading on October 31, 2018 and became eligible for termination of registration under the Exchange Act.

(2)  Also on October 31, 2018, pursuant to the Contribution Agreement, immediately prior to the Effective Time, DEH issued to RLJ SPAC 17% of the membership interests of DEH. These figures do not include the 83% of the 1,000 shares of Common Stock of the Issuer beneficially owned by AMC through AMC DE’s membership interest in DEH.

SCHEDULE 13D

CUSIP No.	Page 5 of 8

1		NAMES OF REPORTING PERSONS
Robert L. Johnson
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		170 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-0-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		170 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
170 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒ (2)
CERTAIN SHARES (see instructions) (See Item 5 below)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
17% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
OO

(1)  Pursuant to the Merger Agreement, on October 31, 2018, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of DEH. At the Effective Time, all securities of the Issuer owned by the Reporting Persons immediately prior to the Effective Time ceased to be outstanding and were cancelled without any payment of consideration therefor. Also at the Effective Time, the Issuer amended and restated its articles of incorporation such that the total number of authorized shares of the Common Stock of the Issuer is 1,000 shares. RLJ SPAC owns 17% of the membership interests of DEH pursuant to the contribution described in note (2) below. These figures are based on the 17% of the 1,000 shares of Common Stock of the Issuer beneficially owned indirectly through DEH. The Common Stock ceased trading on the NASDAQ Capital Market upon the close of trading on October 31, 2018 and became eligible for termination of registration under the Exchange Act.

SCHEDULE 13D

CUSIP No.	Page 6 of 8

(2)  Also on October 31, 2018, pursuant to the Contribution Agreement, immediately prior to the Effective Time, DEH issued to RLJ SPAC 17% of the membership interests of DEH. These figures do not include the 83% of the 1,000 shares of Common Stock of the Issuer beneficially owned by AMC through AMC DE’s membership interest in DEH.

SCHEDULE 13D

CUSIP No.	Page 7 of 8

AMENDMENT NO. 14 TO SCHEDULE 13D

This Amendment No. 14 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D,” and as amended by the Amendment No. 1 to Schedule 13D filed on June 20, 2013, the Amendment No. 2 to Schedule 13D filed on July 31, 2013, the Amendment No. 3 to Schedule 13D filed on December 11, 2013, the Amendment No. 4 to Schedule 13D filed on April 24, 2015, the Amendment No. 5 to Schedule 13D on June 2, 2015, the Amendment No. 6 to Schedule 13D on August 29, 2016, the Amendment No. 7 to Schedule 13D filed on October 19, 2016, the Amendment No. 8 to Schedule 13D filed on June 20, 2017, the Amendment No. 9 to Schedule 13D filed on October 4, 2017, the Amendment No. 10 to Schedule 13D filed on January 12, 2018, the Amendment No. 11 filed on February 27, 2018, the Amendment No. 12 filed on July 30, 2018 and the Amendment No. 13 filed on October 19, 2018 (the “Amended 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of RLJ Entertainment, Inc. (the “Issuer”).  Mr. Johnson, The RLJ Companies and RLJ SPAC are collectively referred to as the “Reporting Persons.”

AMC Networks Inc., a Delaware corporation (“AMC”), and its direct and indirect subsidiaries, Rainbow Media Holdings LLC, a Delaware limited liability company, Rainbow Media Enterprises, Inc., a Delaware corporation, Rainbow Programming Holdings LLC, a Delaware limited liability company, IFC Entertainment Holdings LLC, a Delaware limited liability company, and Digital Entertainment Holdings LLC, a Delaware limited liability company (“Holdings”), are collectively referred to as the “AMC Entities.”

Unless indicated otherwise, all items left blank remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Amended 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons have not acquired any additional securities of the Issuer since the most recent prior amendment to the Amended 13D.

ITEM 4.	PURPOSE OF TRANSACTION

On October 31, 2017, immediately prior to the Effective Time under the Agreement and Plan of Merger, dated as of July 29, 2018, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 2, 2018 (“the Merger Agreement”), by and among AMC, Holdings, River Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Holdings (“Merger Sub”), and the Issuer, the Reporting Persons, pursuant to the Contribution Agreement, dated as of July 29, 2018, by and among the Reporting Persons, Holdings and AMC Digital Entertainment Holdings LLC, a Delaware limited liability company (“AMC DE”), contributed to Holdings 6,794,465 outstanding shares of Issuer Common Stock and 2015 Warrants to purchase 1,500,000 shares of Issuer Common Stock in exchange for 17% of equity interests in Holdings. Pursuant to the Merger Agreement and following the approval of the Merger by the Issuer’s stockholders, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of DEH (the “Merger”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

As of November 1, 2018, each of the Reporting Persons beneficially owns 170 shares of Common Stock of the Issuer held by DEH, which represents 17% of the number of shares of Common Stock of the Issuer outstanding following the Effective Time. This figure does not include the 830 shares of Common Stock of the Issuer (or 83%) beneficially owned by the AMC Entities through AMC DE’s membership interest in DEH. This figure does not include the 830 shares of Common Stock of the Issuer (or 83%) beneficially owned by AMC through AMC DE’s membership interest in DEH.

Except for the transaction described in Item 4 of this Schedule 13D, which is incorporated into this Item 5 by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Stock of the Issuer during the past 60 days.

As a result of the Merger, the Issuer Common Stock ceased to trade on The NASDAQ Capital Market (“NASDAQ”) as of the close of trading on October 31, 2018 and became eligible for delisting from NASDAQ and termination of registration under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No.	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2018	RLJ SPAC ACQUISITION, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated: November 1, 2018	THE RLJ COMPANIES, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON
Dated: November 1, 2018	/s/ Robert L. Johnson
Name: Robert L. Johnson